Engine Development and License Agreement

This Agreement is entered into this the 18th day of July 2006 between Rotoblock Corporation, a Nevada Corporation with Head Office at 300 B Street, Santa Rosa California, 95401, USA hereinafter referred to as "Rotoblock"; and Obvio ! Automotoveiculos S.A., a Brasilian Corporation with the Headquarters at Estrada Sao Vicente No. 169 - Duque de Caxias, RJ25251-255 Rio de Janeiro and office at Avenida Alexandre Ferreira 391, Lagoa, Rio de Janeiro, RJ 22470-220, Brasil, hereinafter referred to as "Obvio !". Rotoblock and Obvio ! are hereinafter jointly referred to as the "Parties".

R E C I T A L :

    WHEREAS Dr. Monti Farrell, the inventor, designed and built a prototype Oscillating Piston Engine (hereinafter referred to as the "OPE") and was subsequently granted 5 (five) US Patents for the design and for four applications of said engine. These five patents have been assigned to Rotoblock Inc. Such assignment was a result of an "Amended and Restated Option Agreement" executed on September 15th,2003, whereby Rotoblock Inc was granted an option to acquire said patents on or before May 315" 2007 for a consideration of US$1,500,000; and

    WHEREAS, Rotoblock through its subsidiary Rotoblock Inc, a federally incorporated corporation in Canada has developed a second generation Oscillating Piston Engine, which features the same basic design as the first generation engine prototype designed and built by Dr. Monti Farrell (deceased); and

    WHEREAS, after the engine was moved from Vancouver, Canada to the Head office of Rotoblock, being the parent company of Rotoblock Inc., the engine had made its first independent run as evidenced on the video displayed on the Rotoblock website; and

    WHEREAS, Obvio ! is in the process of manufacturing two revolutionary automobile models namely the 828 and the 012, powered by a traditional Internal Combustion Engine; and

    WHEREAS, Obvio ! has studied the principles underlying the functioning of the OPE and are desirous of incorporating the OPE technology into their ethanol hybrid models projected for the future. With a projected power to weight ratio of 2:1 the OPE is envisioned to make an ideal light weight, low volume power source for such a hybrid application; and

    WHEREAS, the existing 2nd generation OPE was constructed as a test model, it is not suitable to be incorporated into an automotive application in its present configuration; and

    WHEREAS, Obvio ! recognizes this fact and is prepared to invest the time and funding necessary to develop a smaller and more refined engine.

    NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties, intending to be legally bound, further agree as follows:

 The Parties agree to enter into a NON-EXCLUSIVE Joint Venture for the purpose of developing a 3rCJgeneration OPE suitable for hybrid applications. The contribution to such a Joint Venture by the parties shall be as follows:

    Rotoblock:

    To provide any and all available engineering data, calculations, drawings and electronic files related to the 2nd generation OPE

    To be responsible that all the patents are in good standing and that the maintenance fees are being paid in a timely manner.

    To exercise the above mentioned option for all the patents on or before May 31st, 2007, negotiate an extension, or make whatever agreement is suitable for the inventor's estate and the long term objective of the Joint Venture.

    To granting a license to Obvio ! for the OPE technology for US $5,000,000 (Five million US Dollar) payable in equal increments of US$500.00 per engine installed or sold.

    Obvio !:

    To study the existing OPE in detail in cooperation with Rotoblock engineers. If necessary conduct additional test runs gathering performance data.

    To establish the design parameters of a new engine, including but not limited to space requirement, adaptability to CVTs and/or generators, horsepower and torque requirements, alternate fuels such as ethanol, natural gas etc.

    To design and construct a prototype engine at their facilities in Rio de Janeiro, Brazil

    To design and build a prototype hybrid drive.

    To test, modify and perfect the engine and drive train to a point where it can be mass produced and incorporated into the Obvio ! vehicles.

    In consideration for making the above contribution to the Joint Venture the parties shall be entitled to:

    Rotoblock:

    The right of first refusal to market any and all products manufactured by Obvio ! and/or its subsidiaries employing patented aspects of the OPE technology which are not used in the production of Obvio ! automobiles. Fur further clarification: i.e.engines produced in quantities in excess of what is being absorbed into the Obvio ! vehicle production will have to be offered first to Rotoblock under the same terms and OEM conditions as to third parties.

    For engines employing OPE technology installed into Obvio ! vehicles or sold to third parties, a royalty in the amount of US$100.00 (one hundred US Dollars) per engine shall be paid to Rotoblock. Such royalty payments shall commence immediately after the consideration for the license as outlined above has been paid (10,000 increments @ US$500,OO)

    Obvio !:

    To be able to utilize the OPE technology at their discretion in perpetuity provided Obvio ! proceeds with due diligence in the development of the engine

     Being able to offer the latest in combustion engine technology.

    The parties agree that Obvio ! may sub-contract development segments of the OPE engine/drive train without prior approval by Rotoblock.

    Notwithstanding to before mentioned Joint Venture the parties agree that Rotoblock shall have the right to enter into business relationships with third parties for the purpose of furthering the development of the OPE including but not limited to marine, automotive, on-off road and aerospace applications.

    Obvio ! shall have the right to apply for additional patents in conjunction with the OPE engine. All such patents granted shall be exclusive intellectual property of Obvio ! and Rotoblock shall have no claim against such patents whatsoever.

    Obvio ! shall proceed with the design of the subject OPE hybrid engine indicated above parallel with the development of the 828 and 012 production models. Obvio ! further agrees to allocate a minimum of 10% of its vehicle production, currently estimated at 50,000 units per year, to OPE equipped hybrid drives.

    In the unforeseen event that such engine has not reached tested prototype state by the expiration of 18 months from the date hereof, Rotoblock at its sole discretion, may revoke thelicense and declare this Agreement null and void and of no further cause and effect.

    This Agreement is and will be deemed to be made in California and for all purposes will be governed exclusively by and construed and enforced in accordance with the domestic laws prevailing in California.

    The time is of the essence in this agreement

    Agreed and executed in two originals.

    Obvio ! Automotoveiculos S.A          Rotoblock Corporation

    /s/ Ricardo Silva Machado           /s/ Matthias Heinze
    By: Ricardo Silva Machaco, President        By: Matthias Heinze, President

    July 18, 2006           July 24, 2006